

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

April 24, 2013

Via E-Mail
Mr. Alain Belanger
Chief Executive Officer
Corruven, Inc.
264 Notre Dame
Kedgwick, New Brunswick E8B 1H9, Canada

> **Re:** **Corruven, Inc.**
> **Pre-effective Amendment 2 to Registration Statement on Form S-1**
> **Filed April 10, 2013**
> **File No. 333-184669**

Dear Mr. Belanger:

We reviewed the above-captioned filing and have the following comments.

Prospectus' Outside Front Cover Page

1. Refer to comment one in our letter dated November 26, 2012. Please disclose on the outside front cover page of the prospectus that you are an emerging growth company.

Selling Stockholders, page 44

2. Refer to comment 18 in our letter dated our November 26, 2012 letter. Please confirm that no relationship exists between Alex Fortin and Michel Fortin.

Note 6. Related Party Transactions, page 61

3. We note your response to comment 22 in our letter dated November 26, 2012 and the revisions to your registration statement; however, your revised disclosures do not address the required initial payment of $736,091 or the additional development fees of 2% of net sales as set forth in the R&D Agreement that you filed as an exhibit. Please clarify or revise your disclosures here and on pages 6, 12, 20, 26, and 41 to consistently disclose the actual terms of the R&D Agreement. Based on the actual terms of the R&D Agreement as filed, it is not clear to us how the payments you have made to date are adequate to comply with the terms of this agreement. Please clarify or revise. Also, please clarify, if accurate, that the additional payment of $150,000 in 2010 is part of the required payment of $495,982.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Anne M. McConnell, Staff Accountant, at (202) 551-3709 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

Via E-Mail
Brad Bingham, Esq.
The Bingham Law Group
2173 Salk Avenue, Suite 250
Carlsbad, CA 92008